VIA EDGAR

July 11, 2024

TenX Keane Acquisition
420 Lexington Ave.

Suite 2446

New York, NY 10170
(347) 627-0058

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re:	TenX Keane Acquisition
Amendment No. 5 to Registration Statement on Form S-4
Filed July 11, 2024
File No. 333-275506

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TenX Keane Acquisition (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-275506) filed by the Registrant on November 13, 2023, as amended by Amendment No. 1 filed on January 30, 2024, Amendment No. 2 filed on May 3, 2024, Amendment No. 3 filed on June 17, 2024, Amendment No. 4 filed on July 11, 2024, and Amendment No. 5 filed on July 11, 2024 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m., Eastern time, on July 12, 2024, or as soon as reasonably practicable thereafter.

If you have any questions, please feel free to contact Eric Mendelson (emendelson@cronelawgroup.com / telephone: (917) 538-1775) of The Crone Law Group, P.C. In addition, please notify Mr. Mendelson when this request for acceleration has been granted.

Very truly yours,

TenX Keane Acquisition

By:	/s/ Taylor Zhang
Title:	Chief Financial Officer

cc:	Eric Mendelson
The Crone Law Group, P.C.